SUBSCRIPTION AGREEMENT


         BRANDES INTERNATIONAL FUND (the "Trust"), an open-end management investment company, and CHARLES H. BRANDES (the "Investor"), intending to be legally bound, hereby agree as follows:

         1. In order to provide the Trust with its initial capital, the Trust hereby sells to the Investor, and the Investor hereby purchases 8,000 shares of beneficial interest of the Trust (the "Shares") at a price of $12.50 per share. The Trust hereby acknowledges receipt from the Investor of funds in the amount of $100,000 in full payment for the Shares.

         2. The Investor represents and warrants to the Trust that the Shares are being acquired for investment and not with a view to distribution thereof and that the Investor has no present intention to redeem or dispose of any of the Shares.

         3. The Investor agrees that in the event that the Trust liquidates before the deferred organizational expenses are fully amortized, then the redemption price of the Shares may be subject to reduction in the amount of a proportionate share of such unamortized organizational expenses.

         IN WITNESS WHEREOF, the parties have executed this agreement this 11th day of January, 1995.


BRANDES INTERNATIONAL FUND



By                                          /s/ Charles H. Brandes
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                                                Charles H. Brandes